UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Alternus Energy Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

02156H100

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02156H100	13G

(1)	Names of reporting persons Gaia Energy S.R.L.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Place of Organization: Italy

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 10,000,000 shares of Common Stock
	(6)	Shared voting power 0
	(7)	Sole dispositive power 10,000,000 shares of Common Stock
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 10,000,000 shares of Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.1%
(12)	Type of reporting person (see instructions) CO

2

CUSIP No. 02156H100	13G

(1)	Names of reporting persons Lorenzo Silvestre
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Citizenship: Italy

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 10,000,000 shares of Common Stock
	(6)	Shared voting power 0
	(7)	Sole dispositive power 10,000,000 shares of Common Stock
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 10,000,000 shares of Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.1%
(12)	Type of reporting person (see instructions) IN

3

CUSIP No. 02156H100	13G

Item 1(a). Name of Issuer:

Alternus Energy Inc.

Item 1(b). Address of the Issuer’s Principal Executive Offices:

One World Trade Center, Suite 8500, New York, New York 10007

Item 2(a). Name of Person Filing:

Gaia Energy S.R.L

Lorenzo Silvestre

Item 2(b). Address of Principal Business Office or, if None, Residence:

Xona Asi Aversa Nord, Italy.

Item 2(c). Citizenship:

Italy

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

02156H100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership:

Reference is made to Items 5-9 and 11 on the cover pages of this filing. Lorenzo Silvestre has majority voting and dispositive power over S.h.s. Silvestre holding & Servizi srl, which has majority voting and dispositive power over Gaia Energy S.R.L.

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

The shares of Gaia Energy S.R.L. are owned indirectly by Lorenzo Silvestre who has the right to receive dividends from, and the proceeds from the sale of the shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

Not applicable.

4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2020	Signature:	/s/ Lorenzo Silvestre
	Name/Title:	Lorenzo Silvestre, individually, and on behalf of Gaia Energy S.R.L.

5